Exhibit 99.64

Volaris Files Its 20-F Report for the Year 2016

MEXICO CITY--(BUSINESS WIRE)--April 27, 2017--Controladora Vuela Compañia de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (BMV:VOLAR) (NYSE:VLRS) announced today that it filed its annual report under the Form 20-F for the fiscal year ended December 31, 2016 with the U.S. Securities and Exchange Commission (the “SEC”).

A copy of the report can be accessed by visiting the SEC’s website at www.sec.gov and is also available at the website www.ir.volaris.com. Shareholders may request a hard copy of the audited financial statements included in such report free of charge by contacting Volaris Investor Relations at the email address specified below.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 164 and its fleet from four to 68 aircraft. Volaris offers more than 302 daily flight segments on routes that connect 40 cities in Mexico and 28 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for six consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net
or
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
ir@volaris.com